                                  AERCO LIMITED
--------------------------------------------------------------------------------
                            I. Transaction Overview



OFFERED NOTES

                                                        SUBCLASS A-3        SUBCLASS A-4        SUBCLASS B-2            SUBCLASS C-2
                                                            NOTES              NOTES               NOTES                   NOTES
                                                        ------------        ------------        ------------            ------------
Aggregate Principal Amount                              $555,000,000        $230,000,000         $90,000,000             $85,000,000

Expected Ratings

Fitch                                                             AA                  AA                   A                     BBB

Moody's                                                          Aa2                 Aa2                  A2                    Baa2

Standard & Poor's                                                 AA                  AA                   A                     BBB

Interest Rate                                              LIBOR + O           LIBOR + O           LIBOR + O               LIBOR + O

Initial Loan to Value(1)                                       61.1%               61.1%               71.4%                   81.9%

Initial Loan to Assumed First Year's Net Revenue               5.39x               5.39x               6.29x                   7.22x

Assumed Interest Coverage Ratio                                2.61x               2.61x               1.47x                   1.27x

Assumed Debt Service Coverage Ratio                            1.16x               1.16x               1.16x                   1.15x

Expected Average Life (Years)                                    1.9                 5.0                 5.3                     5.5

Expected Principal Amortization Period                 June 15, 2002     August 15, 2000     August 15, 2000      September 15, 2000

                                                       June 15, 2002        May 15, 2011       June 15, 2008           June 15, 2008

Coupon Step-Up Date                                    June 15, 2002                  NA       June 15, 2008           June 15, 2008

Final Maturity Date                                    July 15, 2025       July 15, 2025       July 15, 2025           July 15, 2025

[FN]
(1) "Initial Loan to Value" represents (i) the initial aggregate principal amount of each subclass of notes plus the initial aggregate principal amount of any other subclass of notes that ranks equally or senior in priority of payment ("Initial Loan") divided by (ii) the aggregate appraised value of the aircraft as of April 30, 2000 plus $65 million, the expected amount of the liquidity reserve amount (the "Liquidity Reserve Amount") on the closing date

                                 AERCO LIMITED
--------------------------------------------------------------------------------
                             I. Transaction Overview
                                   (continued)



EXISTING NOTES (Initially issued on July 15, 1998; outstanding as of June 15,
2000) (1)


                 CLASS
                  SIZE             RATINGS                            EXPECTED        LEGAL FINAL
     CLASS       ($MM)   (MOODY'S/S&P/DUFF &PHELPS)     TYPE     FINAL PAYMENT DATE     MATURITY          COUPON
     -----       -----   --------------------------  ---------   ------------------   -----------     ---------------

    A-1(2)       340.0            Aa2/AA/AA          Soft-bullet    July 17, 2000    July 15, 2023    1 mo. L + 0.19%

      A-2        199.8            Aa2/AA/AA           Amortizer   December 15, 2005  July 15, 2023    1 mo. L + 0.32%

      B-1         75.2             A2/A/A             Amortizer     July 15, 2013    July 15, 2023    1 mo. L + 0.60%

      C-1         84.2          Baa2/BBB/BBB          Amortizer     July 15, 2013    July 15, 2023    1 mo. L + 1.35%
                 -----
   Subtotal      699.2




(1) It is intended that Subclass A-1 Notes will be fully repaid on July 17, 2000 with the proceeds from the Offered Notes.

(2) AerFi is the holder of all the subclass D-1 and subclass E-1 notes. AerFi will be the initial holder of all of the new subclass D-2 and subclass E-2 notes to be issued with the Offered Notes.

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                            I. Transaction Overview
                                   (continued)




TRANSACTION BACKGROUND      In July 1998, AerCo Limited ("AerCo" or the
                            "Company") purchased a portfolio of 35 modern jet aircraft appraised at $952 million and their related leases (the "Original Portfolio") with funds raised from its issuance of $800 million of notes (the
                            "Existing Notes") in four subclasses: Subclass A-1,
                            Subclass A-2, Subclass B- 1 and Subclass C-1. AerFi subscribed for 100% of the subclass D-1 and E-1
                            Notes.


                            AerCo subsequently sold two Fokker-100 aircraft. AerCo now plans to acquire an additional 30 aircraft from AerFi appraised at $724 million at April 30, 2000 and refinance its original Subclass A-1 Notes through the issuance of approximately $960 million of new notes in four subclasses: Subclass A-3, Subclass A-4, Subclass B-2 and Subclass C-2 (the "Offered Notes") and the issuance of the new Subclass D-2 and E-2 Notes. A portion of the proceeds from the issuance of the Subclass D-2 Notes will be used to refinance the existing Subclass D-1 Notes.

INITIAL APPRAISED VALUE     At April 30, 2000, the average of the three
                            appraised base values from Airclaims Limited, Aircraft Information Systems, Inc. and BK
                            Associates, Inc., for the aggregate aircraft in the portfolio (including 30 additional aircraft) was $1.54 billion (the "Initial Appraised Value").

USE OF PROCEEDS             Cash proceeds of the Offered Notes and of the
                            issuance of Subclass D-2 and E-2 Notes will be used as follows:


                            (i) $340 MM to refinance the Subclass A-1 Notes issued on July 15, 1998 with an expected final payment date of July 17, 2000

                            (ii) $80 MM to refinance the Subclass D-1 Notes issued in July 1998

                            (iii) $  MM to fund an increase in the liquidity
                                  reserve amount

                            (iv)  $  MM to finance the acquisition of 30
                                  additional aircraft valued at $724 MM; and

                            (v) $ MM to pay certain expenses in connection with the offering

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                            I. Transaction Overview
                                   (continued)




ASSETS                    o AerCo plans to acquire the 30 additional aircraft
                            during the period from the closing date until July 16, 2001 (the "Delivery Period").Assuming all 30 aircraft are delivered, the combined portfolio will consist of 63 aircraft with a total value of $1.54 billion, composed of 62 modern Stage 3 commercial jet aircraft and one B747-200B appraised at its scrap value of $8.4 million

                          o 63 contracted leases with 38 lessees in 21 countries

                          o $65 MM in liquidity reserve amount

                          o $22 MM of security deposits from lessees

AIRCRAFT SUMMARY          o 14 different aircraft types
(% BY INITIAL
 APPRAISED VALUE)         o Percentages of the aircraft types are as follows:

                            - 18.8% Boeing B737-400

                            - 16.9% Boeing B737-300

                            - 15.8% Airbus A320-200

                            - 11.0% Boeing B757-200

LESSEES                   o 38 lessees in 21 countries
(% BY INITIAL
 APPRAISED VALUE)         o 61.1% in developed regions

                            - 42.8% in developed Europe

                            - 18.3% in North America

                          o 38.9% in emerging regions

                            - 17.6% in Asia

                            - 10.4% in Latin America

                            - 10.9% in Europe and Middle East

                          o Largest lessee, British Midland, represents 7.3%
                            of the portfolio

                          o Largest countries, U.K. and U.S., represent 20.9%
                            and 12.7%, respectively, of the portfolio

                          o Average remaining contracted lease terms is 47
                            months

                          o Four aircraft representing 7.84% of the portfolio
                            have purchase options exercisable by the current lessee

                          o All existing leases are denominated in U.S.
                            dollars

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                            I. Transaction Overview
                                   (continued)




SERVICER                  o AerFi Group plc ("AerFi") was founded in 1975

                          o In December 1999, AerFi acquired Indigo Aviation AB

                          o AerFi focuses on narrowbody aircraft in the
                            secondary market by financing aircraft ordered by airlines rather than placing aircraft orders directly with manufacturers (primary market)


STANDBY SERVICER          o debis AirFinance B.V. ("debis") will act as a
                            standby servicer of the portfolio

                          o debis is owned by DaimlerChrysler and German banks
                            and is a significant participant in the leasing and management of commercial jet aircraft on operating lease

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             I. Transaction Overview
                                   (continued)



TRANSACTION STRUCTURAL DIAGRAM



                                   [Diagram]

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             II. Structural Summary




ISSUER AerCo, a Jersey limited liability company, was established in June 1998. A Jersey charitable trust beneficially owns 95% of the capital stock. AerFi holds the remaining 5%.

MASTER TRUST STRUCTURE

                            o The AerCo structure is a master trust, which
                              allows additional aircraft to be added to the existing portfolio

                            o Increasing the portfolio size provides collateral
                              diversity and reduces volatility of cash flows

                            o The AerCo Indenture has pre-agreed concentration
                              limits for aircraft types, sizes, regions, countries and lessees

                            o The AerCo Indenture contains provisions to protect
                              existing noteholders from extension risk

                            o The master trust structure is the industry
                              standard and has been utilized in recent aircraft transactions.


AIRCRAFT PURCHASE ACCOUNT   A part of the proceeds from the Offered Notes will
                            be held in the Aircraft Purchase Account (the "APA") until AerCo acquires the new aircraft or substitute aircraft of similar characteristics.

                            If any of the proposed 30 additional aircraft have not been acquired by AerCo by the end of the Delivery Period, the cash held in the APA with respect to those aircraft will be distributed to the noteholders pursuant to the priority of payments set out in the Indenture on the following payment date with accrued interest.

OFFERING                    o Rule 144A and Regulation S, with registration
                              rights for all Offered Notes

                            o Failure to register the Offered Notes within 270
                              days after issuance will result in a 0.50% increase in their coupons

UNDERWRITERS                Lead Manager and Sole Book-Runner:
                            Co-Lead Manager:
                            Co-Managers:

EXPECTED PRICING DATE       July 11, 2000

EXPECTED SETTLEMENT         July 17, 2000
                            Same-day funds through DTC, Clearstream
                            and Euroclear

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             II. Structural Summary
                                   (continued)




PAYMENT DATES               The 15th of every month, beginning August 15, 2000

DAY COUNT BASIS             Actual/360

REDEMPTION PROVISIONS       o Premium redemption rates for early redemptions

                            o Redemptions from available cashflow to be made
                              without premiums

                            o All payments pro rata within each subclass

                            o Par redemption for one year if additional aircraft
                              not acquired




CALL PRICE


                                               REDEMPTION PREMIUM
                                             ----------------------
                                 Subclass    Subclass     Subclass     Subclass
REDEMPTION DATE                 A-3 Notes    A-4 Notes    B-2 Notes    C-2 Notes
---------------                 ---------    ---------    ---------    ---------
On or after July 15, 2000        101.00%      101.50%      101.75%      103.50%

On or after June 15, 2001        100.50%      101.00%      101.50%      103.00%

On or after June 15, 2002        100.00%      100.75%      101.25%      102.50%

On or after June 15, 2003                     100.50%      101.00%      102.00%

On or after June 15, 2004                     100.25%      100.75%      101.50%

On or after June 15, 2005                     100.00%      100.50%      101.00%

On or after June 15, 2006                                  100.25%      100.50%

On or after June 15, 2007                                  100.25%      100.25%

On or after June 15, 2008                                  100.00%      100.00%

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             II. Structural Summary
                                   (continued)





STEP-UP INTEREST            If the following subclass of notes are not fully
                            repaid by the respective expected final maturity dates, the following step-up interest will apply.





                             EXPECTED FINAL
       SUBCLASS              MATURITY DATE             STEP-UP INTEREST
       --------              -------------             ----------------
       A-3 Notes             June 15, 2002                  0.50%

       B-2 Notes             June 15, 2008                  1.50%

       C-2 Notes             June 15, 2008                  2.50%




                          ORIGINAL AERCO*   ADDITIONAL**    COMBINED PORTFOLIO**
                           JULY 15, 1998    JULY 17, 2000      JULY 17, 2000
                          ---------------   -------------   --------------------
Aircraft Appraised Value     $952.0 MM        $724.1 MM          $1542.6 MM

Liquidity and Other Cash       40.0             25.0                65.0
                             ------           ------             -------
TOTAL COLLATERAL VALUE       $992.0 MM        $749.1 MM          $1607.6 MM



Class A (rated AA)           $630.0 MM        $445.0 MM          $982.4 MM

LTV*** (%)                     63.5%            59.4%              61.1%


Class B (rated A)            $ 85.0 MM        $ 90.0 MM          $164.9 MM

LTV (%)                        72.1%            71.4%              71.4%


Class C (rated BBB)          $ 85.0 MM        $ 85.0 MM          $169.2 MM

LTV (%)                        80.6%            82.8%              81.9%




    *using appraised values as of March 1, 1998
   **using appraised values as of April 30, 2000
  ***LTV = Cumulative Debt / Total Collateral Value

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             II. Structural Summary
                                   (continued)




RATED FINAL MATURITY DATE   July 15, 2025 for all Offered Notes

MINIMUM DENOMINATIONS       The Offered Notes will be issued in denominations of
                            US$100,000 and integral multiples of US$1,000, in excess thereof. The Offered Notes will be subject to certain restrictions on transfer until the exchange offer therefor is consummated

ERISA ELIGIBILITY           All classes of notes are ERISA eligible

LISTING                     Luxembourg Stock Exchange



LEASES                      ALL LEASES ARE "TRIPLE NET," HELL OR
                            HIGH WATER LEASES

                            The lessees are obliged to make rental payments and generally assume responsibility for:

                            o ensuring proper operation and maintenance of the
                              aircraft

                            o providing indemnification and insurance for losses
                              resulting from operation of the aircraft

                            o paying all costs of operating and maintaining the
                              aircraft and keeping the aircraft free of liens

                            o complying with all governmental licensing and
                              other requirements

                            o grossing up payments where payments are subject to
                              withholding or other taxes

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             II. Structural Summary
                                   (continued)




ANNUAL LEASE ROLLOFFS OF COMBINED PORTFOLIO(1)


% of Initial Appraised Value
(as of 30-Apr-00)



                                   [graphic]


(1) Excludes one lease on B757-200 (3.33% of IAV) that expires in 2017

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             II. Structural Summary
                                   (continued)


PRIORITY OF PAYMENTS


                                   [GRAPHIC]

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             III. Portfolio Summary


AIRCRAFT SUMMARY


                             ORIGINAL AERCO PORTFOLIO(1)*    ADDITIONAL PORTFOLIO**     COMBINED PORTFOLIO**
                                    JULY 15, 1998                JULY 17, 2000              JULY 17, 2000
                             ---------------------------     ----------------------     --------------------
Number of Aircraft                        35                           30                        63

NARROWBODY MODELS

A320-200                                16.24%                       13.95%                    15.76%

A321-200                                  -                           7.20%                     3.38%

B737-300                                12.41%                       20.90%                    16.93%

B737-300QC                                -                           2.99%                     1.40%

B737-400                                19.33%                       17.07%                    18.81%

B737-500                                 2.22%                       14.11%                     7.98%

B757-200                                13.36%                        7.09%                    11.02%

F100                                     8.38%                        3.52%                     4.21%

MD-82                                     -                          13.17%                     6.18%

MD-83                                    6.83%                          -                       3.84%
                                        -----                       ------                     -----
SUBTOTAL                                78.77%                      100.00%                    89.52%


WIDEBODY MODELS

A300B4-200                               1.40%                          -                       0.71%

B747-200                                 3.28%                          -                       0.55%

B767-300ER                              13.19%                          -                       7.39%
                                        -----                       ------                     -----
SUBTOTAL                                17.87%                          -                       8.65%


FREIGHTER MODELS

DC8-71F                                  3.36%                          -                       1.83%
                                        -----                       ------                     -----
TOTAL                                  100.00%                      100.00%                   100.00%




 *using appraised values as of March 1, 1998

**using appraised values as of April 30, 2000


(1) Two Fokker-100 aircraft were sold since July 1998

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                             III. Portfolio Summary
                                   (continued)





LESSEE SUMMARY (Additional and Combined Portfolio as of May 31, 2000)


                              ORIGINAL AERCO PORTFOLIO*     ADDITIONAL PORTFOLIO**     COMBINED PORTFOLIO**
                                   JULY 15, 1998                 JULY 17, 2000             JULY 17, 2000
                                   -------------                 -------------             -------------
Number of Lessees                       25                            20                        38
Number of Countries                     18                            13                        21
Developed Regions
- North America                       8.34%                        23.85%                    18.28%
- Europe                             36.90%                        54.06%                    42.81%
SUBTOTAL DEVELOPED                   45.24%                        77.91%                    61.09%
Emerging Markets Region
- Latin America                      16.11%                         6.56%                    10.40%
- Europe and Middle East             13.42%                         3.68%                    10.92%
- Asia                               21.33%                        11.86%                    17.59%
SUBTOTAL EMERGING MARKETS            50.86%                        22.09%                    38.91%
Other                                 2.22%                            -                         -
Off-Lease                             1.68%                            -                         -
TOTAL                               100.00%                       100.00%                   100.00%

----------
[FN]
*    using appraised values as of March 1, 1998

**   using appraised values as of April 30, 2000

                                 AERCO LIMITED
--------------------------------------------------------------------------------
                                  IV. Servicer





SERVICER Since AerCo's formation in July 1998, Babcock & Brown Limited has acted as the servicer. Simultaneous with the closing of the proposed offering on July 17, 2000, AerFi will replace Babcock & Brown as the servicer of AerCo's entire portfolio of 63 aircraft.

               Established in 1975, AerFi acquired Indigo Aviation in December 1999. AerFi is located in Shannon, Ireland and its significant shareholders are Texas Pacific Group (36.5% ownership) and GE Capital Corporation (18.4% ownership).

               AerFi is engaged in leasing and management of commercial jet aircraft under operating leases primarily for narrowbody aircraft in the secondary market. It primarily finances aircraft that have been ordered by airlines rather than ordering aircraft directly from manufacturers. As of May 31, 2000, AerFi had 71 commercial aircraft, of which all were on lease to 36 lessees in 20 countries.

               Under the servicing agreement, AerFi is responsible for generating and collecting the revenue from the portfolio. It is required to maximize the present value of the cashflows over the life of the aircraft by sale or lease and to continue to treat the aircraft as if they owned them.

STANDBY
SERVICER debis will act as a standby servicer of the portfolio. debis is owned by DaimlerChrysler and German banks.

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                 V. Assumptions



BASE CASE ASSUMPTIONS

     Under the base case assumptions, the chart below summarizes monthly cash amounts available to service the notes.


                                       % OF LEASE
CASH FLOWS                              RENTALS            AERCO ASSUMPTIONS
----------                              -------            -----------------
LEASE RENTALS                             100%             Lease rental rollout assumption has changed from original AerCo
                                                           Scrap value of 12% of initial value assumed

Less:
  NET STRESS-RELATED COSTS               (6.0%)            6.0% of lease rentals assumed lost due to downtime, bad debts, and aircraft repossession costs, offset by security deposits drawn after an event of default and any other lease income such as default interest

Plus:
  INTEREST EARNED                       + 2.0%             2.0% of lease rentals (one month LIBOR minus 20 bps on all cash amounts)

Plus:
  NET MAINTENANCE                       + 0.0%             Maintenance receipts assumed to equal maintenance expenses

Less:
  OPERATING EXPENSES AND SG&A            (7.0%)            7.0% of lease rentals
                                                               - 2.0% aircraft operating expenses assumed
                                                               - 5.0% SG&A expenses assumed (includes fees payable to AerFi)

Equals:
  CASH AVAILABLE TO NOTEHOLDERS          89.0%             89.0% of lease rentals available to service debt

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                 V. Assumptions
                                   (continued)


ASSUMPTIONS

                                                       JULY 1998               JULY 2000
                                                      % PER ANNUM             % PER ANNUM
                                                      -----------             -----------
Annual decline in lease rate:(1)
Age of      1-5                                             0                        2
Aircraft    6-10                                            0                        1
(in years): 11-15                                           0                        1
            16-20                                           6                        3
            20-25                                           6                        5
            Scrap value at end of useful life               0                       12
            Useful life (yrs) for passenger jets           25                       25
            Useful life (yrs) for freighters               15                       15
            Stress Costs                                 (6.0)                    (6.0)
            Maintenance                                   0.0                      0.0
            Interest Earned                              +2.0                     +2.0
            Operating Expenses and SG&A                  (9.0)                    (7.0)
Net Cash to Noteholders                                + 87.0                   + 89.0

----------
[FN]
(1)  for passenger jets

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                 V. Assumptions
                                   (continued)





BASE CASE RESULTS

     Percent of Initial Outstanding Principal Balances of the Note Expected under the Base Case


                                                                             AGGREGATE CLASS A
                                                                              NOTES, INCLUDING          AGGREGATE       AGGREGATE
PAYMENT DATE OCCURRING IN JULY             A-3      A-4      B-2    C-2   REFINANCING CERTIFICATES     CLASS B NOTES  CLASS C NOTES
------------------------------             ---      ---      ---    ---   ------------------------     -------------  -------------
2000 (Closing Date)                       100%      100%    100%    100%            100%                    100%            100%
2001                                      100%       86%     95%    100%             95%                     95%             99%
2002                                        0%       77%     91%     98%             90%                     90%             98%
2003                                        0%       68%     89%     95%             84%                     85%             95%
2004                                        0%       59%     87%     90%             78%                     80%             90%
2005                                        0%       49%     85%     87%             71%                     75%             87%
2006                                        0%       39%     82%     79%             65%                     69%             80%
2007                                        0%       30%     80%     70%             59%                     64%             72%
2008                                        0%       22%      0%      0%             53%                     58%             62%
2009                                        0%       14%      0%      0%             47%                     52%             50%
2010                                        0%        6%      0%      0%             41%                     46%             36%
2011                                        0%        0%      0%      0%             36%                     40%             20%
2012                                        0%        0%      0%      0%             31%                     33%              2%
2013                                        0%        0%      0%      0%             23%                     25%              0%
2014                                        0%        0%      0%      0%             13%                     17%              0%
2015                                        0%        0%      0%      0%              5%                      8%              0%
2016                                        0%        0%      0%      0%              1%                      0%              0%
2017                                        0%        0%      0%      0%              0%                      0%              0%
Weighted Average Life                     1.9       5.0     5.3     5.5             8.4                     8.9             8.5

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                 V. Assumptions
                                   (continued)



Declining Balances of the Notes under the Base Case



                                 [AERCO GRAPH]

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                VI. Stress Tests


1. EFFECT OF INABILITY TO REFINANCE SUBCLASS A-3, SUBCLASS B-2 AND SUBCLASS C-2 NOTES

             EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES


                                      EXPECTED MATURITY/WEIGHTED AVERAGE LIFE
                                 -----------------------------------------------
                                     BASE CASE                  NO REFINANCINGS
                                 -----------------------------------------------
                                  EXP            AVG          EXP           AVG
                                  ---            ---          ---           ---
Subclass A-3                      1.9            1.9         16.7           11.6
Subclass A-4                     10.8            5.0         10.8            5.0
Subclass B-2                      7.9            5.3         15.8           10.8
Subclass C-2                      7.9            5.5         11.6            8.2




2.   MINIMUM REVENUE PERCENTAGE REQUIRED TO REPAY NOTES


         PERCENTAGE OF LEASE RENTALS NECESSARY TO REPAY THE NOTES BY THE
                 APPLICABLE FINAL MATURITY DATE ASSUMING ACTUAL
 EXPERIENCE CORRESPONDS TO THE BASE CASE UNTIL THE BEGINNING OF THE YEAR STATED

                            CLOSING DATE     YEAR 3        YEAR 6        YEAR 10
                            ------------     ------        ------        -------
Class A                        62.6%          62.3%         60.8%         58.0%
Class B                        72.9%          72.4%         70.8%         67.0%
Class C                        84.7%          84.3%         80.9%         71.7%




         PERCENTAGE OF LEASE RENTALS NECESSARY TO REPAY THE NOTES BY THE
                 APPLICABLE FINAL MATURITY DATE ASSUMING ACTUAL
 EXPERIENCE CORRESPONDS TO THE BASE CASE UNTIL THE BEGINNING OF THE YEAR STATED




                            CLOSING DATE      YEAR 3       YEAR 6        YEAR 10
                            ------------      ------       ------        -------
Subclass A-3 and A-4           62.6%          62.3%         60.8%         58.0%
Subclass B-2                   72.9%          72.4%         70.8%         67.0%
Subclass C-2                   84.7%          84.3%         80.9%         71.7%

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                VI. Stress Tests
                                   (continued)



3.   EFFECT OF A PERMANENT CHANGE IN LEASE RENTALS


       EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A
             PERMANENT CHANGE IN LEASE RENTALS, BEGINNING IN YEAR 3



                                       PERMANENT CHANGE IN LEASE RENTALS AS A PERCENTAGE OF LEASE RENTALS
                       ------------------------------------------------------------------------------------------------
                        BASE CASE + 10%       BASE CASE + 5%        BASE CASE       BASE CASE - 5%      BASE CASE - 10%
                       ------------------------------------------------------------------------------------------------
                        EXP         AVG        EXP     AVG        EXP      AVG       EXP       AVG       EXP       AVG
                        ---         ---        ---     ---        ---      ---       ---       ---       ---       ---
Subclass A-3            1.9         1.9        1.9     1.9        1.9      1.9       1.9       1.9       1.9       1.9
Subclass A-4           10.8         5.0       10.8     5.0       10.8      5.0      10.8       5.2      10.8       5.2
Subclass B-2            7.9         5.3        7.9     5.3        7.9      5.3       7.9       5.3       7.9       5.3
Subclass C-2            7.9         5.5        7.9     5.5        7.9      5.5       7.9       5.6       7.9       5.6




       EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A
             PERMANENT CHANGE IN LEASE RENTALS, BEGINNING IN YEAR 6


                                       PERMANENT CHANGE IN LEASE RENTALS AS A PERCENTAGE OF LEASE RENTALS
                       ------------------------------------------------------------------------------------------------
                        BASE CASE + 10%       BASE CASE + 5%        BASE CASE       BASE CASE - 5%      BASE CASE - 10%
                       ------------------------------------------------------------------------------------------------
                        EXP         AVG        EXP     AVG        EXP      AVG       EXP       AVG       EXP       AVG
                        ---         ---        ---     ---        ---      ---       ---       ---       ---       ---
Subclass A-3            1.9         1.9        1.9     1.9        1.9      1.9       1.9       1.9       1.9       1.9
Subclass A-4           10.8         5.0       10.8     5.0       10.8      5.0      10.8       5.0      10.8       5.0
Subclass B-2            7.9         5.3        7.9     5.3        7.9      5.3       7.9       5.3       7.9       5.3
Subclass C-2            7.9         5.5        7.9     5.5        7.9      5.5       7.9       5.5       7.9       5.5

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                VI. Stress Tests
                                   (continued)


4.   EFFECT OF A PERMANENT DECLINE IN PORTFOLIO VALUE


       EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A
            PERMANENT CHANGE IN PORTFOLIO VALUE, BEGINNING IN YEAR 1


                                         ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE OF
                                          ASSUMED PORTFOLIO VALUE BEGINNING IN YEAR 1
                        ------------------------------------------------------------------------------
                               100%*                90%                   80%                 70%
                        ------------------------------------------------------------------------------
                         EXP         AVG      EXP         AVG       EXP        AVG      EXP        AVG
                         ---         ---      ---         ---       ---        ---      ---        ---
Subclass A-3             1.9         1.9      1.9         1.9       1.9        1.9      1.9        1.9
Subclass A-4            10.8         5.0     10.8         4.8      10.8        4.8     10.8        4.8
Subclass B-2             7.9         5.3      7.9         5.3       7.9        5.3      7.9        5.3
Subclass C-2             7.9         5.5      7.9         5.6       7.9        5.6      7.9        5.6

----------
[FN]
*    Base Case




       EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A
            PERMANENT CHANGE IN PORTFOLIO VALUE, BEGINNING IN YEAR 5

                                         ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE OF
                                          ASSUMED PORTFOLIO VALUE BEGINNING IN YEAR 5
                        ------------------------------------------------------------------------------
                               100%*                90%                   80%                 70%
                        ------------------------------------------------------------------------------
                         EXP         AVG      EXP         AVG       EXP        AVG      EXP        AVG
                         ---         ---      ---         ---       ---        ---      ---        ---
Subclass A-3             1.9         1.9      1.9         1.9       1.9        1.9      1.9        1.9
Subclass A-4            10.8         5.0     10.8         5.0      10.8        5.0     10.8        5.0
Subclass B-2             7.9         5.3      7.9         5.3       7.9        5.3      7.9        5.3
Subclass C-2             7.9         5.5      7.9         5.5       7.9        5.5      7.9        5.5

----------
[FN]
*    Base Case

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                VI. Stress Tests
                                   (continued)



5A. EFFECT OF CYCLICAL VARIATIONS IN LEASE RENTALS AND PORTFOLIO VALUE - "RECESSION SCENARIOS"


         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS B-2
                 NOTES ASSUMING A RECESSION LASTING THREE YEARS





Decline in Lease Rentals                                     BASE CASE        BASE CASE - 5%      BASE CASE - 10%
Adjusted Portfolio Value as a Percentage of
Assumed Portfolio Value                                         100%               90%                80%
                                                      ------------------------------------------------------------
                                                          EXP        AVG      EXP       AVG       EXP      AVG
                                                          ---        ---      ---       ---       ---      ---
Recession begins at start of Year                 1       7.9        5.3      7.9       5.3       7.9      5.3
                                                  3       7.9        5.3      7.9       5.3       7.9      5.3
                                                  5       7.9        5.3      7.9       5.3       7.9      5.3
                                                 10       7.9        5.3      7.9       5.3       7.9      5.3




         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS C-2
                 NOTES ASSUMING A RECESSION LASTING THREE YEARS


Decline in Lease Rentals                                     BASE CASE        BASE CASE - 5%      BASE CASE - 10%
Adjusted Portfolio Value as a Percentage of
Assumed Portfolio Value                                         100%               90%                80%
                                                      ------------------------------------------------------------
                                                          EXP        AVG      EXP       AVG       EXP      AVG
                                                          ---        ---      ---       ---       ---      ---
Recession begins at start of Year                 1       7.9        5.5      7.9       5.6       7.9      5.6
                                                  3       7.9        5.5      7.9       5.6       7.9      5.6
                                                  5       7.9        5.5      7.9       5.5       7.9      5.5
                                                 10       7.9        5.5      7.9       5.5       7.9      5.5

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                VI. Stress Tests
                                   (continued)


5B. EFFECT OF CYCLICAL VARIATIONS IN LEASE RENTALS AND PORTFOLIO VALUE - "RECESSION SCENARIOS"


         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS B-2
                 NOTES ASSUMING A RECESSION LASTING FIVE YEARS





Decline in Lease Rentals                                     BASE CASE        BASE CASE - 5%      BASE CASE - 10%
Adjusted Portfolio Value as a Percentage of
Assumed Portfolio Value                                         100%               90%                80%
                                                      ------------------------------------------------------------
                                                          EXP        AVG      EXP       AVG       EXP      AVG
                                                          ---        ---      ---       ---       ---      ---
Recession begins at start of Year                 1       7.9        5.3      7.9       5.3       7.9      5.3
                                                  3       7.9        5.3      7.9       5.3       7.9      5.3
                                                  5       7.9        5.3      7.9       5.3       7.9      5.3
                                                 10       7.9        5.3      7.9       5.3       7.9      5.3




         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS C-2
                 NOTES ASSUMING A RECESSION LASTING FIVE YEARS


Decline in Lease Rentals                                     BASE CASE        BASE CASE - 5%      BASE CASE - 10%
Adjusted Portfolio Value as a Percentage of
Assumed Portfolio Value                                         100%               90%                80%
                                                      ------------------------------------------------------------
                                                         EXP         AVG      EXP       AVG       EXP      AVG
                                                         ---         ---      ---       ---       ---      ---
Recession begins at start of Year                 1      7.9         5.5      7.9       5.6       7.9      5.6
                                                  3      7.9         5.5      7.9       5.6       7.9      5.6
                                                  5      7.9         5.5      7.9       5.5       7.9      5.5
                                                 10      7.9         5.5      7.9       5.5       7.9      5.5

                                  AERCO LIMITED
--------------------------------------------------------------------------------
                                VI. Stress Tests
                                   (continued)


6.   EFFECT OF PRINCIPAL ALLOCATION ACCORDING TO THE EXTENDED POOL FACTOR ONLY


    EFFECT OF PRINCIPAL ALLOCATION ACCORDING TO THE EXTENDED POOL FACTOR ONLY


                                       BASE CASE              EXTENDED POOL FACTOR
                                       ---------              --------------------
                                  EXP           AVG           EXP              AVG
                                  ---           ---           ---              ---
Subclass A-4                     10.8           5.0          11.8              5.9
Subclass B-2                      7.9           5.3          16.8             12.2
Subclass C-2                      7.9           5.5          13.1              9.0




7.   EFFECT OF NON-DELIVERY OF ADDITIONAL AIRCRAFT


             EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING NON DELIVERY BY STATED PERCENTAGES IN MONTH TWELVE


                                                 NON DELIVERY BY STATED PERCENTAGES IN MONTH TWELVE
                        -------------------------------------------------------------------------------------------------
                          BASE CASE + 0%             BASE CASE + 10%            BASE CASE + 20%           BASE CASE + 50%
                        -------------------------------------------------------------------------------------------------
                         EXP          AVG           EXP          AVG           EXP         AVG           EXP          AVG
                         ---          ---           ---          ---           ---         ---           ---          ---
Subclass A-3             1.9          1.9           1.9          1.9           1.9         1.9           1.9          1.9
Subclass A-4            10.8          5.0           9.4          3.7           7.6         2.5           1.0          0.9
Subclass B-2             7.9          5.3           7.9          5.0           7.9         4.6           7.9          3.4
Subclass C-2             7.9          5.5           7.9          5.1           7.9         4.6           7.9          3.3